Exhibit 99.1

XOMA Highlights Recent Achievements and Reports Financial Results for Second Quarter 2014

BERKELEY, Calif., Aug. 7, 2014 -- XOMA Corporation (Nasdaq:XOMA), a leader in the discovery and development of therapeutic antibodies, today reported its operational highlights and financial results for the quarter ended June 30, 2014.

Second Quarter 2014 Operational Highlights:
•	Submitted protocols for the Phase 3 gevokizumab program in patients with pyoderma gangrenosum (PG), a rare neutrophilic dermatosis of painful expanding necrotic skin ulcers, to the U.S. Food and Drug Administration (FDA). Conducted pre-Phase 3 activities, including initial site selection.

•	XOMA's partner, SERVIER, achieved the targeted enrollment of patients in EYEGUARD™-B, which is studying gevokizumab in patients who have non-infectious uveitis (NIU) with underlying Behçet's disease, a rare indication. Recruitment continues in order to speed-up the time to reach the number of required exacerbation events.

•	Continued to enroll patients in EYEGUARD-A and EYEGUARD-C studies investigating gevokizumab in patients with active and controlled NIU involving the intermediate and/or posterior portion of the eye.

•	As of July 31, 2014, SERVIER, had opened EYEGUARD-A and -C clinical trial sites in 17 countries representing 58 clinical study centers. SERVIER also obtained approval in an additional 2 countries representing an additional 6 clinical study sites.

•	Made an oral presentation highlighting data on XMetA at the 74th Scientific Sessions of the American Diabetes Association (ADA) titled “XMetA, a Novel Insulin Receptor Activator, Is Efficacious in Glycemic Control in Rhesus Monkeys with Naturally Occurring Type 2 Diabetes”. The study showed XMetA, a positive allosteric modulator of the insulin receptor, was able to reduce hyperglycemia in naturally diabetic, insulin-requiring rhesus monkeys with no evidence of hypoglycemia.

Also presented a poster on XMetA at the ADA meeting, titled "“Metabolic” Vs. “Mitogenic” Insulin Receptor Signaling (INSR) by an Allosteric Monoclonal Antibody: Specific Metabolic Pathway Bias or Partial Agonism?” The data concluded that partial agonism of the INSR allows XMetA to behave in a manner that can control high blood sugar with less effect on the potentially, detrimental, but less sensitive, ERK pathway.

•	Presented data from the Company’s XMetD program at the International Society of Endocrinology and the Endocrine Society Meeting (ICE/ENDO 2014). Results highlighted in the poster, titled “XMetD, An Inhibitory Allosteric Insulin Receptor Monoclonal Antibody, Is Efficacious For The Treatment Of Hyperinsulinemic Hypoglycemia In Rats” showed that XMetD restored blood glucose levels in animals rendered hypoglycemic by specific inhibition of INSR signaling and thereby could have therapeutic benefit in human diseases of endogenous hyperinsulinemic hypoglycemia.

John Varian, Chief Executive Officer of XOMA, commented, “Our primary focus is driving gevokizumab towards its first Biologics Licensing Application (BLA), which is reflected in our second quarter 2014 activities. Upon receipt of successful results from the EYEGUARD-B study, we intend to request a pre-BLA meeting with the FDA. Statistically significant and clinically meaningful data from the Phase 3 study and the data generated from the two Phase 2 trials in Behçet's disease patients with non-infectious uveitis could support a BLA filing in Behçet’s disease uveitis. To further strengthen a BLA submission, we worked closely with specialists to design a small domestic confirmatory study which addresses both their needs and the needs of their patients. The executive team also spent a significant amount of time in the field meeting with EYEGUARD-A and -C clinical trials investigators which has improved the pace of enrollment in the U.S.

Mr. Varian added, “At the same time, we have identified clinical sites for our Phase 3 gevokizumab study in patients with pyoderma gangrenosum (PG) and await the FDA’s final comments on the protocols. We are prepared and intend to launch this study immediately upon hearing from the Agency.”

Financial Results
The financial results for 2014 reflect reduced reimbursements from SERVIER associated with gevokizumab development activities, as SERVIER met the initial $50 million cap of fully reimbursable NIU costs during the third quarter of 2013. XOMA now pays 50% of the gevokizumab development costs in NIU. The comparisons between the second quarters ended June 30, 2014 and 2013, reflect this development.

XOMA reported total revenues of $6.0 million in the second quarter ended June 30, 2014, compared with $7.2 million in the corresponding period of 2013. Reimbursements from SERVIER are booked as revenues.

Research and development expenses for the second quarter of 2014 were $19.6 million, compared with $17.1 million in the corresponding period of 2013. The increases reflect increases in personnel costs, including an increase in stock-based compensation, the increased external clinical trial costs associated with XOMA's gevokizumab clinical development programs, and increased spending on preclinical development activities related to the XMet platform. Selling, general and administrative expenses were $5.2 million in the second quarter of 2014, as compared to $4.1 million in the corresponding quarter of 2013, reflecting an increase in stock-based compensation.

For the second quarter of 2014, XOMA had a net loss of $11.9 million, compared with a net loss of $17.2 million for the second quarter of 2013. The net loss for the second quarter of 2014 included a non-cash gain of $8.0 million, whereas the second quarter of 2013 had a non-cash charge of $1.8 million, both of which were related to the revaluation of contingent warrant liabilities associated with fluctuations in the value of XOMA's stock price. Excluding these non-cash charges, net loss in the quarters ended June 30, 2014 and 2013, was $19.9 million and $15.5 million, respectively.

On June 30, 2014, XOMA had cash, cash equivalents, and short-term investments of $75.9 million. The Company ended December 31, 2013, with cash, cash equivalents, and short-term investments of $121.6 million.

2014 Guidance
The Company reconfirmed its anticipated cash used in ongoing operating activities during 2014 will be approximately $55 - $60.0 million. The Company’s principal expenditures are towards costs associated with its two gevokizumab Phase 3 clinical programs: the EYEGUARD program and the pyoderma gangrenosum program. The guidance includes expected license and contract-related revenue during the year, which is consistent with its history of entering into such agreements. This guidance initially was provided on March 4, 2014.

Investor Conference Call and Webcast
XOMA will host a conference call and webcast today, August 7, 2014, at 4:30 p.m. EDT / 1:30 PDT. The webcast can be accessed via the Investors and Media section of XOMA's website at http://investors.xoma.com/events.cfm and will be available for replay until close of business on November 7, 2014. Telephone numbers for the live audiocast are 877-369-6589 (U.S./Canada) and 408-337-0122 (international).

About Gevokizumab
Gevokizumab is a potent monoclonal antibody with unique allosteric modulating properties and has the potential to treat patients with a wide variety of inflammatory and other diseases. Gevokizumab binds strongly to interleukin-1 beta (IL-1 beta), a pro-inflammatory cytokine, and modulates the cellular signaling events that produce inflammation. IL-1 beta has been shown to be involved in diverse array of disease states, including non-infectious and Behçet's disease uveitis, cardiovascular disease, and other auto-inflammatory diseases.

Gevokizumab currently is being studied in a global Phase 3 clinical program, termed EYEGUARD™, which is being conducted by SERVIER and XOMA. This program is designed to determine gevokizumab's ability to treat acute non-infectious uveitis (NIU) involving the intermediate and/or posterior segment of the eye in EYEGUARD-A, to prevent disease flares in patients with Behçet's disease uveitis in EYEGUARD-B, and to prevent disease flares in NIU patients who are controlled with steroids in EYEGUARD-C.

XOMA has a Proof-of-Concept (POC) program underway in which the Company is exploring the efficacy and safety of gevokizumab in multiple indications. Separately, SERVIER initiated a Phase 2 study to determine gevokizumab's ability to reduce arterial wall inflammation in patients with marked atherosclerotic plaque inflammation and who have experienced an acute coronary syndrome event in the previous twelve months, as well as POC studies in polymyositis/dermatomyositis, giant cell arteritis, and Schnitzler syndrome. Information about gevokizumab clinical studies can be found at www.clinicaltrials.gov and www.clinicaltrialsregister.eu.

About XOMA Corporation
XOMA’s portfolio of innovative product candidates is the result of the Company’s focus on allosteric modulation, which offers opportunities to develop new classes of therapeutic antibodies with the potential to treat a wide range of human diseases. XOMA is developing its lead product gevokizumab (IL-1 beta modulating antibody) with SERVIER through a global Phase 3 program in non-infectious uveitis and ongoing proof-of-concept studies in other IL-1-mediated diseases. XOMA's scientific research also produced the XMet program, which consists of three classes of preclinical antibodies, including Selective Insulin Receptor Modulators (SIRMs) that could have a major effect on the treatment of abnormal metabolic states.

More detailed information can be found at www.xoma.com.

About SERVIER
Founded in 1954, SERVIER is an independent French pharmaceutical research company. Its development is based on the continuous pursuit of innovation in the therapeutic areas of cardiovascular, metabolic, neurologic, psychiatric, bone and joint diseases, as well as cancer. In 2013, the company recorded a turnover of 4.2 billion euros. 91% of SERVIER drugs are consumed internationally. 27% of turnover from SERVIER drugs were reinvested in Research and Development in 2013. With a strong international presence in 140 countries, SERVIER employs more than 21,000 people worldwide. The SERVIER Group contributed 35% to the 2013 French trade surplus in the pharmaceuticals sector.

More detailed information can be found at www.servier.com.

Forward-Looking Statements
Certain statements contained in this press release including, but not limited to, statements related to anticipated timing of initiation and completion of clinical trials, Proof-of-Concept trials, anticipated size of clinical trials, regulatory approval of unapproved product candidates, sufficiency of our cash resources and anticipated levels of cash utilization, or statements that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate, and actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. Potential risks to XOMA meeting these expectations are described in more detail in XOMA's most recent filing on Form 10-K and in other SEC filings. Consider such risks carefully when considering XOMA's prospects. Any forward-looking statement in this press release represents XOMA's views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. XOMA disclaims any obligation to update any forward-looking statement, except as required by applicable law.

XOMA Corporation
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(unaudited)
(in thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Revenues:
License and collaborative fees	$1,201	$605	$2,164	$1,003
Contract and other	4,772	6,546	7,219	15,602
Total revenues	5,973	7,151	9,383	16,605

Operating expenses:
Research and development	19,590	17,070	41,136	33,707
Selling, general and administrative	5,160	4,081	10,414	8,203
Restructuring	-	79	84	97
Total operating expenses	24,750	21,230	51,634	42,007

Loss from operations	(18,777)	(14,079)	(42,251)	(25,402)

Other (expense) income:
Interest expense	(1,110)	(1,164)	(2,236)	(2,336)
Other income (expense)	27	(224)	(61)	224
Revaluation of contingent warrant liabilities	7,963	(1,781)	27,964	(14,621)
Net loss	$(11,897)	$(17,248)	$(16,584)	$(42,135)

Basic net loss per share of common stock	$(0.11)	$(0.21)	$(0.16)	$(0.51)
Diluted net loss per share of common stock	$(0.17)	$(0.21)	$(0.38)	$(0.51)

Shares used in computing basic net loss per share of common stock	106,927	82,939	106,545	82,768

Shares used in computing diluted net loss per common share	114,126	82,939	115,048	82,768

Other comprehensive loss:

Net loss	$(11,897)	$(17,248)	$(16,584)	$(42,135)
Net unrealized (loss) gain on available-for-sale securities	(1)	(11)	7	(8)

Comprehensive loss	$(11,898)	$(17,259)	$(16,577)	$(42,143)

XOMA Corporation
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	June 30, 2014	December 31, 2013
	(unaudited)	(Note 1)
ASSETS

Current assets:
Cash and cash equivalents	$65,895	$101,659
Short-term investments	9,998	19,990
Trade and other receivables, net	5,510	3,781
Prepaid expenses and other current assets	2,129	1,630
Total current assets	83,532	127,060
Property and equipment, net	5,595	6,456
Other assets	798	1,266

Total assets	$89,925	$134,782

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:

Accounts payable	$7,857	$9,616
Accrued and other liabilities	6,389	9,934
Deferred revenue	2,139	2,218
Interest bearing obligation – current	20,970	5,835
Accrued Interest on interest bearing obligations – current	299	2,042
Total current liabilities	37,654	29,645
Deferred revenue – long-term	3,134	4,105
Interest bearing obligations – long-term	17,330	35,150
Contingent warrant liabilities	39,379	69,869
Total liabilities	97,497	138,769

Stockholders’ deficit:

Common stock, $0.0075 par value, 277,333,332 shares authorized, 107,020,607 and 105,386,216 shares outstanding at June 30, 2014 and December 31, 2013, respectively	800	787
Additional paid-in capital	1,089,382	1,076,403
Accumulated comprehensive income (loss)	6	(1)
Accumulated deficit	(1,097,760)	(1,081,176)
Total stockholders’ deficit	(7,572)	(3,987)
Total liabilities and stockholders’ deficit	$89,925	$134,782

CONTACT: XOMA Corporation

Company and Investor Contact:
Ashleigh Barreto
510-204-7482
barreto@xoma.com

Juliane Snowden
The Oratorium Group, LLC
jsnowden@oratoriumgroup.com

Media Contact:
Canale Communications
Carolyn Hawley
619-849-5375
carolyn@canalecomm.com